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                             November 1, 2023

       Peter Maag, Ph.D.
       Chief Executive Officer
       Kyverna Therapeutics, Inc.
       5980 Horton St., STE 550
       Emeryville, CA 94608

                                                        Re: Kyverna
Therapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
5, 2023
                                                            CIK No. 0001994702

       Dear Peter Maag:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted October 5, 2023

       Prospectus Summary
       Overview, page 1

   1. We note your disclosure that you aim to bring transformational change to this field by applying your
proprietary technology. We also note your disclosure on page 4 that the
                                                        CAR T cells created
with Hu19-CD828Z, the humanized CAR, used by the NCI in its
                                                        clinical study is
the same CAR [you] use to create KYV-101.    Please revise to disclose
                                                        what technology you
have developed versus what technology you have in-licensed.
   2.                                                   Please revise pages 1,
95 and 113 to describe the    several published case studies
                                                        supporting your
conclusion that your    early insights and investments into the potential
                                                        benefits of cell
therapies in autoimmune diseases have been validated.    State whether the
                                                        studies were conducted
in relation to autoimmune diseases and disclose the number of patients in the case
studies and whether statistically meaningful conclusions can be drawn
 Peter Maag, Ph.D.
FirstName LastNamePeter
Kyverna Therapeutics, Inc.Maag, Ph.D.
Comapany 1,
November  NameKyverna
             2023        Therapeutics, Inc.
November
Page  2   1, 2023 Page 2
FirstName LastName
         at this time. Revise your disclosure on pages 3 and 118 to remove the statement that recent
         publications using CD19 CAR T cells resulted in    robust and durable
responses.    You
         may disclose and discuss the data supporting your conclusions.
3. Please revise here and elsewhere as appropriate to describe your patient-centered approach.
4.       We note your disclosure on page 1 that KYV-101 was observed    to have
improved
         tolerability in the clinic.    Revise to disclose what KYV-101   s
tolerability was compared
         to and in what patient population. We also note your disclosure that KYV-101 was created using a CAR designed by the NIH to improve tolerability through the use of a fully human
         CD19 binding domain and optimized hinge and transmembrane domains. If this is the factor that improves tolerability, please disclose this upfront and revise to indicate any other factors that lead you to believe that KYV-101 may have improved tolerability.
5. We note your disclosure on page 1 that you believe lupus nephritis is an attractive lead
         indication in part because of    prior clinical validation of the
potential of CD19 CAR T
         cells in this indication.    Please revise to clarify the prior
clinical validation that you are
         referring to and, in an appropriate location, include and discuss the objective data from previous clinical trials that support your conclusion.
KYV-201, an Allogeneic CD19 CAR T-cell Product Candidate, page 2

6. Please revise pages 2 and 132 to disclose the jurisdiction where you intend to file a CTA for KYV-201.
Our Solution - Cell Therapy for Autoimmune Disease Treatment, page 2

7. Please revise to remove your disclosure on pages 3 and 118 stating the clinical and regulatory paths established in these indications highlight the breakthrough potential of
         cell therapies in autoimmune diseases    as it appears to be
speculative.
Our Strategy, page 2

8.       Please revise to remove your references to developing    best-in-class
   product candidates
         appearing on page 2 and elsewhere in your Prospectus as such statements are speculative given your stage of development.
9. We note your reference to Gilead in the summary section. However, we note from your disclosure on page 137 that on November 30, 2022, after the completion of research activities under Program A and Program B, Gilead provided you with notice that Program
         A and Program B were terminated and that there are currently no other active programs under the Gilead Agreement. Although we note that your research-stage programs are focused on developing product candidates that you believe will be required to treat other autoimmune diseases, and that these programs include a suite of capabilities related to regulatory T cells, or T-regs, developed through your completed research collaboration with Gilead, these research programs do not appear to be material at this time. As such,
 Peter Maag, Ph.D.
Kyverna Therapeutics, Inc.
November 1, 2023
Page 3
         please remove your references to Gilead in the summary section or revise your disclosure to make clear how that completed collaboration and related programs are material at this time.
10. Please balance the disclosure in the fourth bullet point of this section to indicate, if true, that you do not expect to be able to use the results from any investigator initiated trials conducted with your product candidates in any regulatory submission for marketing approval.
Our Pipeline, page 3

11. Please make the following changes to your pipeline tables appearing on pages 3 and 120:
             Add a Clinical Phase 3 column; and
             Remove your    CAR T & Other Approaches    row as it appears
immaterial given the
             minimal discussion of this program within your Prospectus. Alternatively, revise your
             Business section to provide additional detail about this program that supports why it is a material technology for purposes of inclusion in your pipeline tables and revise your pipeline tables to disclose the indication.
KYV-101, an Autologous CD19 CAR T-cell Product Candidate for Rheumatology and Neurology Indications, page 4

12.      Please revise where you state on page 4 that there are    clinical
results from individual
         patients treated with KYV-101    in MS to disclose the results of the
clinical studies, the
         phase of clinical development, and whether the results are statistically significant.
13. We note your disclosure that Hu19-CD828Z "was found" to reduce the levels of cytokine release in a systematic comparison of CARs created with alternate domain structures, including the FMC63-CD28Z CAR used to create Yescarta . Revise to clarify the data on which this finding was based, the statistical significance of that data and who made this finding. In this regard, we note your disclosure later on this page regarding twenty patients with B-cell lymphoma that had undergone four prior lines of therapy. If the finding you reference is based on this patient population, please include cautionary disclosure about the applicability of this finding in the context of the patient populations, prior treatments and indications you are pursuing.
KYV-101, Designed for Improved Efficacy and Safety, page 4
FirstName LastNamePeter Maag, Ph.D.
14.    Please revise your headings on pages 4 and 121 stating KYV-101 is designed for
Comapany   NameKyverna
       improved efficacy andTherapeutics, Inc. create an improper inference that your product
                                 safety    as they
       candidate
November         is Page
           1, 2023  safe, 3effective and superior to existing approved products.
FirstName LastName
 Peter Maag, Ph.D.
FirstName LastNamePeter
Kyverna Therapeutics, Inc.Maag, Ph.D.
Comapany 1,
November  NameKyverna
             2023        Therapeutics, Inc.
November
Page  4   1, 2023 Page 4
FirstName LastName
Summary of KYV-101 Clinical Development, page 4

15. Please revise here to discuss the clinical development of KYV-101. Disclose the indications, phases of clinical development, regulatory jurisdictions where the trials are being conducted, trial design, number of patients, primary and secondary endpoints and when you started dosing patients.
Manufacturing Capabilities and Industrialization of Autologous CAR T-cell Therapies, page 5

16.      We note your disclosure on pages 4 and 131 stating    five patients
have consented to
         treatment and manufacturing of KYV-101 for these patients has
initiated    appears to
         conflict with your disclosure on page 5 stating you    have
successfully manufactured all
         needed clinical supply for clinical sites in both the United States
and Germany.    Please
         revise or otherwise advise. Revise to disclose the contract development and manufacturing organization that will generate KYV-101 for near-term clinical trials and disclose
         the    world-class organizations in cell therapy manufacturing    you
partnered with for the
         Ingenui-T manufacturing process.
The Offering, page 9

17. Please revise page 9 and your Use of Proceeds Section to disclose how far through clinical development you expect to get using the proceeds from this offering for KYV-101 and
         KYV-201 in each indication.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
95
Results of Operations, page 103

18. Regarding the table of external costs by program on page 104, please revise to explain the nature of Other programs and research and development activities, which appears to be significant to your external research and development expense in each annual period.
Business
Overview, page 113

19. We note your disclosure that you believe your CAR T-cell therapies may present a significant advantage over current standard-of-care therapies by aiming to directly deplete
         B cells and potentially resetting disease-contributing B cells. In an appropriate location, please disclose your current understanding of the biological process that may lead to this potential for reset of the immune system and disclose whether the conclusions to be drawn from that understanding are based on statistically significant data at this time.
KYV-101 Clinical Development in Lupus Nephritis, page 126

20. Please revise to provide the material details and parameters of your current clinical trials for Lupus Nephritis, including primary and secondary endpoints, metrics utilized,
 Peter Maag, Ph.D.
FirstName LastNamePeter
Kyverna Therapeutics, Inc.Maag, Ph.D.
Comapany 1,
November  NameKyverna
             2023        Therapeutics, Inc.
November
Page  5   1, 2023 Page 5
FirstName LastName
         including the clinically meaningful improvements and objective clinical endpoints referred to on page 114.
Clinical Results of KYV-101 Treatment in MG, page 128

21. Please revise here to disclose the circumstance by which the patient was permitted to be treated with KYV-101.
Our Collaboration and License Agreements, page 134

22.      For the    low double-digit percentage    for the sublicense royalty
under the NIH
         Agreements, please revise to disclose the upper range of this percentage so that it is expressed at no greater than 10 percentage points. For the Kite Agreement, please revise to disclose aggregate payments made to date, the aggregate future milestone payments payable, and a range of no greater than 10 percentage points for the minimum annual royalty rates payable, under the Kite Agreement.
Gilead Collaboration, Option and License Agreement, page 136

23. You disclose that pursuant to the Gilead Agreement, you and Gilead will collaborate to develop potential cell-based therapy products. Given your disclosure that there are no current active programs under the Gilead Agreement, please provide an expected timeframe for these development activities or revise your disclosure as appropriate.
Intellectual Property, page 139

24. Please revise starting on page 139 to disclose, for each material patent family, the technologies to which the patents relate, whether the patents are owned or licensed, the type of patent protection, patent expiration dates, expected expiration dates for pending patent applications and jurisdictions.
Notes to Financial Statements
6. Significant Agreements
Kite License Agreement (Related Party), page F-17

25. You disclose that the current accrued license expense is based on when milestone payments under the Gilead Agreement will be due and a liability can be offset. Please tell us how you determined when the milestone payments will be due.
General

26. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule 163B of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications.
 Peter Maag, Ph.D.
Kyverna Therapeutics, Inc.
November 1, 2023
Page 6

       Please contact Jenn Do at 202-551-3743 or Vanessa Robertson at 202-551-3649 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                         Sincerely,
FirstName LastNamePeter Maag, Ph.D.
                                                         Division of
Corporation Finance
Comapany NameKyverna Therapeutics, Inc.
                                                         Office of Life
Sciences
November 1, 2023 Page 6
cc:       Jeffrey T. Hartlin, Esq.
FirstName LastName